UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT

TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File No. 0-8707

A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Nature’s Sunshine Products, Inc.

Tax Deferred Retirement Plan

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Nature’s Sunshine Products, Inc.

75 East 1700 South

P.O. Box 19005

Provo, UT  84605-9005

REQUIRED INFORMATION

Financial Statements and Schedule

In accordance with Item 4 of the instructions to Form 11-K, the financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) are filed herewith in lieu of the requirements of Items 1 to 3.  Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosures under ERISA have been omitted because they are not applicable.

Exhibits

23.1                           Consent of Independent Registered Public Accounting Firm — Tanner LC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan

Date: June 29, 2009	By:	/s/ Stephen M. Bunker
Chief Financial Officer, Vice President of Finance and Treasurer of Nature’s Sunshine Products, Inc., and Member of the Governing Board which is the Plan Administrator

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007 and

for the Year Ended December 31, 2008

Together with Report of Independent Registered Public

Accounting Firm

NATURE’S SUNSHINE PRODUCTS, INC. TAX

DEFERRED RETIREMENT PLAN

* Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the

Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah

June 26, 2009

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2008	2007
Assets

Investments at fair value	$24,605,558	$32,472,832

Receivables:
Employee contributions	44,172	81,067
Employer contributions	33,065	52,076
Interest	—	2,688
Total receivables	77,237	135,831

Total assets	24,682,795	32,608,663

Liabilities
Investments purchased in excess of cash balances	—	78,170
Total liabilities	—	78,170

Net assets available for benefits at fair value	24,682,795	32,530,493

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	258,059	49,922

Net assets available for benefits	$24,940,854	$32,580,415

See accompanying notes to financial statements.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

Investment (loss) income:
Net depreciation in fair value of investments	$(9,992,222)
Interest and dividends	547,590

Total investment loss	(9,444,632)

Contributions:
Employee	1,609,309
Employer	1,261,319
Rollover	252,403

Total contributions	3,123,031

Deductions:
Benefits paid to participants	(1,317,960)

Net decrease in net assets available for benefits	(7,639,561)

Net assets available for benefits:
Beginning of year	32,580,415

End of year	$24,940,854

See accompanying notes to financial statements.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements

1. Description of the Plan

The following brief description of the Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide retirement benefits to eligible employees of Nature’s Sunshine Products, Inc. (the Company or the Employer) and its domestic subsidiaries. Employees that are 18 years of age or older are eligible to participate in the Plan immediately upon hire. The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Effective March 1, 2008, the Plan was restated allowing participating employees to elect to contribute a percentage of their eligible compensation up to 100%, not to exceed the IRC limits. Contributions are limited by the IRC, which established a maximum contribution of $15,500 ($20,500 for participants age 50 and older) for the year ended December 31, 2008. Highly compensated employees, as defined in the IRC, may contribute a percentage of their eligible compensation, not to exceed 5%.

The Company matches the participants’ contributions to the Plan at 100% up to a maximum of 5% of their eligible compensation.

The Plan permits rollovers to the Plan from certain types of retirement plans.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of investment earnings, and is charged with withdrawals and an allocation of investment gains and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

1. Description of the Plan Continued

Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching contributions into various investments offered by the Plan. Investment options include mutual funds and a common/collective trust fund. Participants may change their election or transfer monies between funds at any time.

As a result of the Company not having current financial statements available to the Securities Exchange Commission (see Note 9), a notice was sent in March 2006 to Participants informing that future purchases of Company common stock under the Plan was suspended. Participants with common stock of the Company in their accounts may direct the sale of the stock and the investment of the resulting monies into other investments offered by the Plan.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. A participant is 100% vested in the employer contributions and related earnings after three years of qualifying service, upon attaining the Plan’s normal retirement age of 59 ½, or upon death or certain types of disability while an employee.

Payment of Benefits

The Plan provides for benefit distributions (either as an annuity, installment or lump sum) to Plan participants or their beneficiaries of their vested account balance upon termination of employment (including death), certain types of disability or attainment of age 59 ½ (retirement age) while employed by the Company. Vested benefits may also be rolled over into another retirement plan.

If the value of a vested account is not greater than $1,000 when employment is terminated, the benefit will be distributed to the participant following the date of termination.

If the value of a vested account is not more than $5,000 and the participant does not elect to receive the distribution or roll it over to an eligible retirement plan, the Plan Administrator will automatically initiate a distribution to a Principal Financial Group Individual Retirement Rollover Account when employment is terminated.

Hardship Withdrawals

Participants may withdraw all or part of their vested account balances, including voluntary contributions (but none of the income earned on such contributions), upon demonstration of a financial hardship subject to the requirements of the Plan. Hardship withdrawals are permitted based on the safe harbor rules.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

1. Description of the Plan Continued

Forfeitures

Forfeitures are first used to pay Plan administrative expenses and then used to reduce employer contributions. During the year ended December 31, 2008, the forfeiture account had investment losses of $22,129 and forfeitures utilized to reduce Company contributions totaled $30,000. Additional forfeitures that became available for general use for the year ended December 31, 2008 totaled $127,692. As of December 31, 2008 and 2007, the balance in the forfeiture account was $76,004 and $441, respectively.

Nature’s Sunshine Products, Inc. Common Stock Voting Rights

Each participant is entitled to exercise voting rights attributable to shares of common stock allocated to his or her account and is notified prior to the time that such rights are to be exercised.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies Continued

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurement” (FAS 157), which establishes a framework for measuring fair value under U.S. generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 was effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan’s adoption of FAS 157 on January 1, 2008, did not have a material impact on the Plan’s financial statements. See Note 5 — Fair Value Measurements.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). The fair value option established by FAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. FAS 159 was effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of FAS 159 did not have a material impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of the Company’s common stock are valued at quoted market price. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of units held by the Plan at year-end. The Plan’s interest in the common/collective trust is valued based on information reported by the investment advisor using the audited financial statements of the common/collective trust at year-end.

Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Investment earnings are automatically reinvested into the fund from which they were derived.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Administrative Costs

The Company pays the majority of the costs incurred in administering the Plan.

3. Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

As of December 31, 2008 and 2007, approximately 7% and 8%, respectively, of total Plan investments were held in Company common stock. This investment is exposed to market risk from changes in the fair market value of such shares.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

4. Investments	The Plan’s investments that represented 5% or more of the total Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007
Morley Financial Services Stable Value Fund	$5,269,401	$ *
Principal Life Time 2020 R4 Fund	3,217,967	*
Principal Life Time 2030 R4 Fund	2,596,329	*
Principal Life Time 2010 R4 Fund	1,716,585	*
Natures Sunshine Products, Inc. Common Stock	1,699,679	2,726,020
American Funds Growth Fund of America R4 Fund	1,558,032	*
PIMCO Total Return A Fund	1,373,503	*
Merrill Lynch Retirement Preservation Trust Fund	*	5,383,291
BlackRock Equity Dividend Fund Class A	*	3,293,564
American Growth Fund of America Class R3	*	3,079,666
Columbia Marsico Growth Fund Class A	*	2,012,351
American EuroPacific Growth Fund Class R3	*	1,989,394
Alliance Bernstein International Value Class A	*	1,985,500
Columbia Acorn Fund Class A	*	1,867,959

* This investment did not exceed 5% or more of total net assets available for benefits as of December 31, 2008 or 2007 and, therefore, is not shown separately.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

2008
Common stock	$(961,497)
Common/ collective trust	157,567
Mutual funds	(9,188,292)

Net depreciation in fair value	$(9,992,222)

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

5. Fair Value Measurements

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  For disclosures, FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels described below:

	Level 1 -	Unadjusted quoted prices in active markets for identical assets. The Plan’s Level 1 assets include investments in Company stock and mutual funds.

	Level 2 -	Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability;

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

	Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

	Assets Measured at Fair Value on a Recurring Basis

	Assets measured at fair value on a recurring basis are summarized below:

		Assets at Fair Value as of December 31, 2008
		Level 1	Level 2	Level 3	Total
	Mutual funds	$17,636,478	$—	$—	$17,636,478
	Common/ collective trust	—	5,269,401	—	5,269,401
	Common stock	1,699,679	—	—	1,699,679

	Total assets at fair value	$19,336,157	$5,269,401	$—	$24,605,558

6. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan document to amend or terminate the Plan subject to the terms of the Plan agreement and the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer matching contributions and they become non-forfeitable.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

7. Tax Status

The Plan was amended and restated using a Merrill Lynch non-standardized prototype plan document, effective March 1, 2008.  The Internal Revenue Service has informed the proto-type plan sponsor by an opinion letter dated June 4, 2002 that the Plan is qualified under the appropriate sections of the IRC.  The Company believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the IRC and the trust established under the Plan is tax-exempt under the IRC.  Accordingly, an income tax provision is not recorded by the Plan.

8. Parties-in-Interest Transactions

On March 1, 2008, the Company entered into a new trustee agreement with the Principal Financial Group (Principal).  Plan assets were transferred to the Principal Financial Group on March 1, 2008.  Participant fund balances were mapped from funds held with Merrill Lynch Bank & Trust Company (Merrill Lynch) to new funds held at the Principal Financial Group and investments in Company stock.  Plan assets transferred from Merrill Lynch Bank & Trust Company on February 29, 2008 totaled $31,174,013.

Certain Plan investments include mutual funds and a common/collective trust fund managed by Merrill Lynch and Principal. Merrill Lynch and Principal have both acted as the Plan trustee, and therefore are parties-in-interest.  While transactions involving Plan assets with a party-in-interest are usually prohibited, these transactions are exempt under ERISA Section 408(b)(8).   Certain fees to Merrill Lynch and Principal were paid by the Company.

Transactions associated with the shares of common stock of the Company are also considered exempt party-in-interest transactions.  The Plan purchased approximately 10,771 shares of the Company’s common stock as a result of reinvestment of dividends on other shares held during the year ended December 31, 2008, and sold approximately 19,084 shares of the Company’s common stock during the year ended December 31, 2008.  As of December 31, 2008 and 2007, the Plan held 278,636 and 286,949 shares, respectively, of common stock of the Company.  During the year ended December 31, 2008, the Plan recorded dividend income of $42,082, related to the common stock of the Company.

9. Contingencies

On July 12, 2007, the Company announced that the Securities and Exchange Commission (“SEC”) had instituted an administrative proceeding pursuant to Section 12(j) of the Securities Exchange Act of 1934, as amended (“the Exchange Act”), to suspend or revoke the registration of the Company’s common stock under Section 12 of the Exchange Act. On November 8, 2007, an administrative law judge in an administrative proceeding issued an Initial Decision to revoke the registration of the Company’s common stock because of the Company’s failure to file required periodic reports. Shortly thereafter, the Company filed a petition for review with the SEC.  On December 5, 2007, the SEC granted the Company’s petition for review.

On January 21, 2009, the SEC issued an order affirming the prior decision of the administrative law judge revoking the registration of all classes of the Company’s securities registered pursuant to Section 12(g) of the Exchange Act.  As a result of this order, broker-dealers were not permitted to effect transactions in the Company’s securities.  As of January 21, 2009, the last trade of the Company’s stock was at $4.95 per share. On February 12, 2009, the Company submitted a registration statement on Form 10 relating to its currently outstanding shares of common stock.  On May 26, 2009, the SEC notified the Company that it had completed its review of the Company’s registration statement and the Company’s common stock is again eligible for public trading.  Through June 24, 2009, there had been no trades of the Company’s stock.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

9. Contingencies Continued

In addition, the Internal Revenue Service began an audit of the Company’s income tax returns in early 2006. This audit is ongoing and covers income tax returns for the years 2002 through 2005. The Company cannot currently estimate what impact, if any, and the materiality of such impact, if any, the conclusion of these matters may have on its financial statements or the market for the shares of the Company’s common stock held by the Plan.

During 2006, multiple parties commenced prospective class action lawsuits against the Company. Given the Plan’s ownership of shares of the Company’s common stock for the account of certain Plan participants, the Plan has engaged independent legal counsel to advise the Plan’s investment fiduciary regarding the implications of the pending claims with respect to shares of the Company’s common stock held by the Plan.

10. Reconciliation of Financial Statements to Form 5500

The following differences between the 2008 financial statements and the Form 5500 are due to the adjustment from fair value to contract value of the Morley Financial Services Stable Value fund, which holds fully benefit-responsive investment contracts.

Net assets available for benefits as presented in the financial statements	$24,940,854

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(258,059)

Net assets available for benefits as presented in Form 5500	$24,682,795

11. Subsequent Event	Effective June 1, 2009, the Plan was amended to provide for automatic enrollment of eligible employees at a contribution rate of 5% unless the employee elects otherwise.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Plan 002 EIN 87-0327982

Schedule H, Part IV, Item 4i

Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(d)		(f)
Party in	Identity of	Description of	Number of	(e)	Current
Interest	Issue	Investment	Units	Cost	Value

		Common/ Collective Trust:

*	Morley Financial Services, Inc.	Morley Financial Services Stable Value Fund (contract value of $5,527,460)	322,148	**	$5,269,401

		Mutual Funds:

*	Principal Global Investors	Principal LifeTime 2020 R4 Fund	385,847	**	3,217,967
*	Principal Global Investors	Principal LifeTime 2030 R4 Fund	312,811	**	2,596,329
*	Principal Global Investors	Principal LifeTime 2010 R4 Fund	207,568	**	1,716,585
	Capital Research and Management Co.	American Funds Growth Fund of America R4 Fund	76,675	**	1,558,032
	PIMCO	PIMCO Total Return A Fund	135,454	**	1,373,503
*	Principal Global Investors	Principal LifeTime 2040 R4 Fund	142,102	**	1,152,448
	Columbia Management Advisors	Columbia Value & Restructuring R Fund	31,781	**	938,808
	Columbia Management Advisors	Columbia Acorn A Fund	52,124	**	897,574
*	Principal Global Investors	Principal LargeCap S7P 500 Index R4 Fund	119,700	**	752,916
*	Principal Global Investors	Principal LifeTime Strategic Income R4 Fund	82,457	**	706,657
*	Principal Global Investors	Principal Diversified International R4 Fund	64,879	**	474,912
	Capital Research and Management Co.	American Funds Capital World Bond R4 Fund	21,712	**	409,059
*	Edge Asset Management, Inc.	SAM Balanced R4 Portfolio	30,389	**	286,871
*	Principal Global Investors	Principal LifeTime 2050 R4 Fund	35,936	**	278,507
	Alliance Bernstein LP	Alliance Bern International Value A Fund	26,564	**	273,612
*	Principal Global Investors	Principal Government & High Quality Bond R4 Fund	16,892	**	158,106
*	Principal Global Investors	Principal Real Estate Securities R4 Fund	14,622	**	151,487
	Davis Selected Advisors LP	Davis New York Venture A Fund	5,781	**	136,557
*	Principal Global Investors	Principal International Emerging Markets R4 Fund	8,492	**	115,408
	Goldman Sachs/LA Capital Management	Goldman Sachs MidCap Value I R4 Fund	13,532	**	107,988
*	Edge Asset Management, Inc.	SAM Strategic Growth R4 Portfolio	9,780	**	99,557
*	Principal Global Investors	Principal MidCap S&P 400 Index R4 Fund	8,513	**	72,358
*	Edge Asset Management, Inc.	SAM Conservative Balanced R4 Portfolio	4,964	**	40,903
*	Principal Global Investors	Principal SmallCap 600 Index R4 Fund	3,795	**	39,579
	Fidelity Management & Research	Fidelity Advisor High Income Advantage T Fund	5,643	**	32,223
	Columbia Management Advisors	Columbia Select Small Cap R Fund	2,250	**	23,125
*	Edge Asset Management, Inc.	SAM Conservative Growth R4 Portfolio	1,376	**	13,178
	Dimension/ Vaughn Nelson	SmallCap Value II R4 Fund	2,086	**	11,887
*	Edge Asset Management, Inc.	SAM Flexible Income R4 Portfolio	37	**	342
		Total Mutual Funds			17,636,478

		Common Stock:

*	Nature’s Sunshine Products Inc.	Common Stock	278,636	**	1,699,679

		Total Investments			$24,605,558

* Denotes a party-in-interest as defined by ERISA

** Not required as investments are participant directed

See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit 23

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm — Tanner LC